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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number        .
                                                                       --------
                          NOTIFICATION OF LATE FILING

(Check One):         Form 10-K       Form 11-K       Form 20-F    X  Form 10-Q
                 ---             ---             ---             ---
    Form N-SAR
---
     For Period Ended June 30, 1999
                      -------------
    Transition Report on Form 10-K               Transition Report on Form 10-Q
---                                          ---
    Transition Report on Form 20-F               Transition Report on Form N-SAR
---                                          ---
    Transition Report on Form 11-K
---
     For the Transition Period Ended                                           .
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     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:                        .
                                                       ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  International Total Services, Inc.
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Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)
Crown Centre, 5005 Rockside Road
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City, state and zip code  Cleveland, Ohio 44131
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-F, 11-K or Form N-SAR or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     SEE ATTACHED.


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                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Scott Brewer                             (216) 642-4522
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     (Name)                                   (Area code) (Telephone Number)

     (2) Have all other periodic reports under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report.

     FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999             Yes      X   No
                                                         ---         ---

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             Yes      X   No
                                                         ---         ---

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

International Total Services, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 16, 1999                    By: /s/ Scott Brewer
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                                                  Scott Brewer
                                                  Vice President
                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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                       REVISED ATTACHMENT FOR ITS 12b-25

                           ATTACHMENT TO FORM 12b-25

                       INTERNATIONAL TOTAL SERVICES, INC.

     The Company is unable to file its Form 10-Q for the quarter ended June 30, 1999 (Q1fiscal 2000) on a timely basis. The Company has not filed its Form 10-K for the year ended March 31, 1999 (fiscal 1999) because it is evaluating certain financial and accounting matters with its independent auditors which require the Company to restate its financial results for the first three quarters of fiscal 1999. The Company is in the process of completing these restatements and filing restated quarterly reports, but the Company has not yet completed its year-end financial statements. In addition, the Company continues to have discussions with potential lenders to secure a commitment for an extension or replacement of its existing line of credit, which matures on September 30, 1999. The outcome of these discussions could affect the report to be rendered by the Company's independent auditors with respect to the financial statements for the fiscal year ended March 31, 1999. Because the year-end balance sheet must be attached to the Form 10-Q, the Company cannot file the Form 10-Q until the year end audit is completed.

     The Company does not anticipate that its earnings for the first quarter of fiscal 2000 will be materially less than those reported for the first quarter of fiscal 1998. The Company and its auditors are working to complete the audit of the Company's fiscal 1999 financial statements and to file its Form 10-K and first quarter Form 10-Q as soon as reasonably practicable.